SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No.1)*

Delphi Automotive PLC

(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G27823106
(CUSIP Number)

June 15, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]Rule 13d-1(b)
[ ]Rule 13d-1(c)
[x]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

12,077,796

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

12,077,796

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,077,796

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.7%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

22,430,193

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

22,430,193

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,430,193

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

22,430,193

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

22,430,193

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,430,193

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the ordinary shares (the “Ordinary Shares”) of Delphi Automotive PLC (the “Issuer”) beneficially owned by Elliott Associates, L.P. and its wholly owned subsidiaries (“Elliott Associates”), Elliott International, L.P. and its wholly owned subsidiaries (“Elliott International”) and Elliott International Capital Advisors Inc. (“International Advisors” and collectively, the “Reporting Persons”) and amends and supplements the Schedule 13G originally filed on February 14, 2012 (the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

Item 4.Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)Amount beneficially owned:

Elliott Associates individually beneficially owns 12,077,796 Ordinary Shares.  Elliott Associates owns its 12,077,796 Ordinary Shares through DIP Holdco 5 LLC, a Delaware limited liability company and a wholly-owned subsidiary of Elliott Associates.

Elliott International and International Advisors together beneficially own the 22,430,193 Ordinary Shares held by Elliott International.  Elliott International owns its 22,430,193 Ordinary Shares through DIP Holdco 5 Ltd., a Cayman Islands company and a wholly-owned subsidiary of Elliott International.

Elliott Associates, Elliott International and International Advisors together beneficially own an aggregate of 34,507,989 Ordinary Shares.

(b)Percent of class:

Elliott Associates’ ownership of 12,077,796 Ordinary Shares constitutes 3.7% of all of the outstanding Ordinary Shares.

Elliott International and International Advisors' aggregate beneficial ownership of 22,430,193 Ordinary Shares constitutes 6.8% of all of the outstanding Ordinary Shares.

Elliott Associates, Elliott International and International Advisors' aggregate beneficial ownership of 34,507,989 Ordinary Shares constitutes 10.5% of all the outstanding Ordinary Shares.

(c)           Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote

                                             Elliott Associates has sole power to vote or direct the vote of 12,077,796 Ordinary Shares.

(ii)          Shared power to vote or to direct the vote

                                            Elliott International and International Advisors together have shared power to vote or direct the vote of 22,430,193 Ordinary Shares.

(iii)           Sole power to dispose or to direct the disposition of

                                               Elliott Associates has sole power to dispose or direct the disposition of 12,077,796 Ordinary Shares.

(iv)           Shared power to dispose or to direct the disposition of

                                               Elliott International and International Advisors together have shared power to dispose or direct the disposition of 22,430,193 Ordinary Shares.

Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Elliott Associates holds its 12,077,796 Ordinary Shares through DIP Holdco 5 LLC, a Delaware limited liability company that is a wholly-owned subsidiary of Elliott Associates.

Elliott International holds its 22,430,193 Ordinary Shares through DIP Holdco 5 Ltd., a Cayman Islands company that is a wholly-owned subsidiary of Elliott International.

Item 10.Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: June 15, 2012

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
                           Elliot Greenberg
                           Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By: /s/ Elliot Greenberg
                           Elliot Greenberg
                           Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
            Elliot Greenberg
            Vice President